SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            PRIMEX TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    741597108
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                                 (CUSIP Number)
                                                     with a copy to:
Jeffrey S. Halis                                     Eli S. Goldberg, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                            Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                     (973) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis

2) Check the Appropriate Box if a Member of a Group (See Instructions):

           (a) Not
           (b) Applicable

3) SEC Use Only

4) Source of Funds (See Instructions): WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable

6) Citizenship or Place of Organization:

                                  United States

    Number of                 7) Sole Voting Power:                  593,554*
    Shares Beneficially       8) Shared Voting Power:                      0
    Owned by
    Each Reporting            9) Sole Dispositive Power:             593,554*
    Person With:             10) Shared Dispositive Power:                 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                  593,554*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable

13) Percent of Class Represented by Amount in Row (11): 11.5%*

14) Type of Reporting Person (See Instructions): IA

* 418,444 shares (8.1%) of Primex Technologies, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 100,080 shares (1.9%) of Primex Technologies, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 41,770 shares (0.8%) of Primex Technologies, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 33,260 shares (0.7%) of Primex Technologies, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest in Securities of the Issuer.

         Based upon information set forth in Primex Technologies, Inc.'s quarterly report dated September 30, 1997, as of October 31, 1997, there were issued and outstanding 5,137,637 shares of common stock of Primex Technologies, Inc. As of February 4, 1998, Tyndall Partners, L.P. owned 418,444 of such shares, or 8.1% of those outstanding, Tyndall Institutional Partners, L.P. owned 100,080 of such shares, or 1.9% of those outstanding, Madison Avenue Partners, L.P. owned 41,770 of such shares, or 0.8% of those outstanding, and Halo International, Ltd. owned 33,260 of such shares, or 0.7% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Primex Technologies, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd., in shares of common stock of Primex Technologies, Inc. since the most recent filing on Schedule 13D Amendment No. 3 (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

         Date                      Quantity                            Price

                                 (Purchases)

    December 1, 1997                   100                             $33.17
    January 30, 1998                 2,000                             $34.92
    February 3, 1998                 4,000                             $35.05
    February 4, 1998                37,400                             $35.19

                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

         Date                      Quantity                             Price

                                 (Purchases)

    September 25, 1997               2,200                             $32.28
    September 26, 1997               3,000                             $32.11
    September 26, 1997               5,000                             $32.05
    October 8, 1997                  3,000                             $32.99

                                     (Sales)

                                      NONE

                        C. Madison Avenue Partners, L.P.

         Date                      Quantity                             Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE


                           D. Halo International, Ltd.

         Date                      Quantity                             Price

                                 (Purchases)

    February 4, 1998               1,500                               $35.05
    February 4, 1998               2,500                               $35.12
    February 4, 1998               2,600                               $35.19

                                     (Sales)

                                      NONE


                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                       February 13, 1998

                                       /s/ Jeffrey S. Halis
                                           Jeffrey  S.  Halis,  as  a  general
                                           partner  of  Halo Capital  Partners,
                                           L.P., the general partner of  each of
                                           Tyndall  Partners,  L.P.,   Tyndall
                                           Institutional  Partners,  L.P.,  and
                                           Madison Avenue Partners, L.P.


                                       /s/ Jeffrey S. Halis
                                           Jeffrey S. Halis, as a member of Jemi
                                           Management, L.L.C.,  the   Investment
                                           Manager for Halo  International, Ltd.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).